Exhibit 12
AMETEK, Inc.
Statement Regarding Computation of Ratio of Earnings to Fixed Charges

	Year Ended December 31,
	2008	2007	2006	2005	2004
	(In thousands)
Earnings:
Income from continuing operations(1)	$246,952	$228,020	$181,934	$136,357	$108,991
Income tax expense	119,264	108,424	81,752	61,930	51,728
Interest expense — gross	63,690	47,065	42,304	33,103	28,343
Capitalized interest	(38)	(199)	(137)	(190)	—
Amortization of debt financing costs(2)	—	—	—	—	—
Interest portion of rental expense	7,575	6,359	5,062	4,843	3,757

Adjusted earnings	$437,443	$389,669	$310,915	$236,043	$192,819

Fixed charges:
Interest expense, net of capitalized interest	$63,652	$46,866	$42,167	$32,913	$28,343
Capitalized interest	38	199	137	190	—
Interest portion of rental expense	7,575	6,359	5,062	4,843	3,757

Fixed charges	$71,265	$53,424	$47,366	$37,946	$32,100

Ratio of adjusted earnings to fixed charges	6.1 x	7.3 x	6.6 x	6.2 x	6.0 x

(1)	Results for the years ended December 31, 2005 and 2004 have been adjusted to reflect the retrospective application of Statement of Financial Accounting Standards No. 123(R), Share-Based Payment to expense stock options, which was adopted effective January 1, 2006. The retrospective application reduced 2005 and 2004 net income by $4.3 million and $3.7 million, respectively.

(2)	Included in interest expense.